SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                              ----------------

                                  FORM 11-K

                                ANNUAL REPORT
      PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934





(Mark One):
/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).

      For the fiscal year ended        December 31, 1997
                               ------------------------------------------------

                                     OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

      For the transition period from____________________ to____________________


                         Commission File No. 1-4618

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                SunAmerica Profit Sharing and Retirement Plan
            ----------------------------------------------------------------

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              SunAmerica Inc.
                              1 SunAmerica Center
                              Los Angeles, CA. 90067-6022
            ----------------------------------------------------------------














                                 SUNAMERICA
                     PROFIT SHARING AND RETIREMENT PLAN




                        ----------------------------

           FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES AND REPORT
                         OF INDEPENDENT ACCOUNTANTS



                         DECEMBER 31, 1997 AND 1996


                           -----------------------

                                 SUNAMERICA
                     PROFIT SHARING AND RETIREMENT PLAN


                     -----------------------------------


INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                PAGE
--------------------------------------------------------               ------


Report of Independent Accountants                                         2


Financial Statements:


      Statement of Net Assets Available for Plan Benefits with Fund       3
      Information at December 31, 1997 and 1996


      Statement of Changes in Net Assets Available for Plan Benefits    4-8
      with Fund Information for the Year Ended December 31, 1997


      Notes to the Financial Statements - December 31, 1997 and 1996   9-15


Supplemental Schedules:


      Item 27a - Schedule of Assets Held for Investment Purposes         16


      Item 27d - Schedule of Reportable Transactions                     17







All other schedules have been omitted because the required information is not applicable.

                      REPORT OF INDEPENDENT ACCOUNTANTS
                      ---------------------------------


To the Participants and Administrator
of the SunAmerica Profit Sharing and
Retirement Plan


We have audited the accompanying statement of net assets available for benefits of the SunAmerica Profit Sharing and Retirement Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The additional information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



Price Waterhouse LLP
Los Angeles, California
May 22, 1998

                                  SUNAMERICA
                      PROFIT SHARING AND RETIREMENT PLAN

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                         AT DECEMBER 31, 1997 AND 1996
                        _______________________________



Assets:

  Investments, at fair value:                        1997               1996
                                                -----------       ------------
  SUNAMERICA COMMON STOCK FUND                 $  8,169,658       $  4,982,626

  SUNAMERICA SMALL COMPANY GROWTH FUND              728,701            143,131

  SUNAMERICA BALANCED ASSETS FUND                   349,443              9,952

  FIDELITY MAGELLAN FUND                          9,096,917          7,566,696

  FIDELITY CONTRAFUND                             3,208,330          1,405,879

  FIDELITY EQUITY-INCOME FUND                     5,518,328          3,951,394

  FIDELITY GROWTH COMPANY FUND                   10,848,574          9,583,848

  FIDELITY INVESTMENT GRADE BOND FUND             1,196,767          1,027,884

  FIDELITY GROWTH & INCOME PORTFOLIO              9,185,833          5,803,738

  FIDELITY INTERMEDIATE BOND FUND                   911,597            843,639

  FIDELITY CAPITAL & INCOME FUND                    108,387             42,947

  FIDELITY MORTGAGE SECURITIES PORTFOLIO            849,764            858,902

  FIDELITY OTC PORTFOLIO                          1,200,128            911,079

  FIDELITY U.S. EQUITY INDEX PORTFOLIO            1,693,848            487,023

  FIDELITY OVERSEAS FUND                          2,419,821          1,132,759

  FIDELITY ASSET MANAGER                            995,457            862,066

  FIDELITY EMERGING MARKETS FUND                    573,959            416,044

  FIDELITY EMERGING GROWTH FUND                     540,297             65,430

  FIDELITY MANAGED INCOME PORTFOLIO               2,584,167          2,691,745

  RETIREMENT MONEY MARKET PORTFOLIO               2,819,077          2,710,067

Participant loans                                   811,088            415,496
                                                -----------      -------------
Net assets available for Plan benefits          $63,810,141       $ 45,912,345
                                                ===========      =============







The accompanying notes are an integral part of these financial statements.

                                                 SUNAMERICA
                                     PROFIT SHARING AND RETIREMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                    FOR THE YEAR ENDED DECEMBER 31, 1997


                                                             SunAmerica       SunAmerica
                                             SunAmerica     Small Company      Balanced      Fidelity       Fidelity
                                            Common Stock      Growth            Assets       Magellan        Contra-
                                                Fund           Fund              Fund          Fund           Fund
                                          --------------   --------------  -------------  -----------     -----------
Participants' Contributions               $    817,998     $     165,730   $      20,784   $  677,184     $   257,618

Employer's Contributions                       236,912            68,748           9,786      247,071          96,366

Interest & Dividends                            59,894            75,490          35,566      587,580         290,081

Realized Gain (Loss)                           (18,751)           (5,465)          1,323      154,898          24,164

Unrealized Gain (Loss)                       2,425,375           (31,240)        (21,201)   1,194,555         183,095

Loan Repayment                                  16,986             2,873            --         21,739           2,551

Transfers Among Funds                           51,624           330,038         297,804     (914,922)      1,041,480
                                          ------------     -------------    ------------   ----------     -----------
Total Additions                              3,590,038           606,174         344,062    1,968,105       1,895,355

Benefit Payments                              (403,006)          (10,700)         (4,520)    (370,899)        (71,104)

Participant Loans                               --                (9,904)            (51)     (66,765)        (21,756)

Administrative Fee                              --               --               --             (220)            (44)
                                          ------------      --------------  ------------   ----------     -----------
Net Change in Net Assets                     3,187,032           585,570         339,491    1,530,221       1,802,451

Net Assets at Beginning of Year              4,982,626           143,131           9,952    7,566,696       1,405,879
                                          ------------     -------------    ------------  -----------     -----------
Net Assets at End of Year                 $  8,169,658     $     728,701    $    349,443   $9,096,917     $ 3,208,330
                                          ============      ============================   ==========     ===========




[FN]
The accompanying notes are an integral part of these financial statements.




                                                       SUNAMERICA
                                           PROFIT SHARING AND RETIREMENT PLAN

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                          FOR THE YEAR ENDED DECEMBER 31, 1997
                                                       (CONTINUED)

                                              Fidelity       Fidelity         Fidelity     Fidelity         Fidelity
                                               Equity         Growth          Investment    Growth &      Intermediate
                                               Income         Company         Grade Bond    Income            Bond
                                                Fund            Fund             Fund      Portfolio          Fund
                                          ------------      -------------  -------------   ----------     -----------
Participants' Contributions               $    428,149      $    607,745   $      61,224   $  709,970     $    96,698

Employer's Contributions                       125,340           223,776          28,315      266,419          35,522

Interest & Dividends                           296,465         1,046,559          63,189      395,226          55,590

Realized Gain (Loss)                            90,779           199,260          (1,588)     220,621            (449)

Unrealized Gain (Loss)                         843,151           428,643          21,374    1,266,257           8,598

Loan Repayment                                   8,940            22,447           1,881       19,912           2,890

Transfers Among Funds                           60,070            46,622          26,521      991,749         (91,810)
                                          ------------      ------------    ------------   ----------     -----------
Total Additions                              1,852,894         2,575,052         200,916    3,870,154         107,039

Benefit Payments                              (248,375)       (1,226,372)        (29,055)    (402,568)        (16,086)

Participant Loans                              (37,333)          (83,896)         (2,924)     (85,056)        (22,837)

Administrative Fee                                (252)              (58)            (54)        (435)           (158)
                                          ------------      ------------    ------------  -----------     -----------
Net Change in Net Assets                     1,566,934         1,264,726         168,883    3,382,095          67,958

Net Assets at Beginning of Year              3,951,394         9,583,848       1,027,884    5,803,738         843,639
                                          ------------      ------------    ------------  -----------     -----------
Net Assets at End of Year                 $  5,518,328      $ 10,848,574    $  1,196,767  $ 9,185,833     $   911,597
                                          ============      ============    ============  ===========     ===========



[FN]
The accompanying notes are an integral part of these financial statements.

                                                       SUNAMERICA
                                           PROFIT SHARING AND RETIREMENT PLAN

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                          FOR THE YEAR ENDED DECEMBER 31, 1997

                                                       (CONTINUED)


                                            Fidelity          Fidelity                     Fidelity
                                            Capital &         Mortgage        Fidelity     US Equity        Fidelity
                                             Income           Securities        OTC         Index           Overseas
                                              Fund            Portfolio       Portfolio    Portfolio          Fund
                                          ------------      -------------  -------------   ----------     -----------
Participants' Contributions               $     70,534      $     41,963   $     229,222   $  287,863     $   250,765

Employer's Contributions                        13,710            23,502          89,674      112,565          87,314

Interest & Dividends                             5,331            58,015          83,546       30,067         131,774

Realized Gain (Loss)                               609            (4,147)          8,742       47,207         183,564

Unrealized Gain (Loss)                           4,905            11,463          (5,323)     199,395         (74,565)

Loan Repayment                                   1,493               410           2,259        4,519           7,047

Transfers Among Funds                          (11,850)           (2,396)        (92,310)     563,368         787,419
                                          ------------      ------------    ------------   ----------      ----------
Total Additions                                 84,732           128,810         315,810    1,244,984       1,373,318

Benefit Payments                                (5,800)         (134,540)        (23,096)     (26,880)        (70,814)

Participant Loans                              (13,168)           (3,378)         (3,654)     (11,163)        (15,442)

Administrative Fee                                (324)              (30)            (11)        (116)          --
                                          ------------      ------------    ------------  -----------     -----------
Net Change in Net Assets                        65,440            (9,138)        289,049    1,206,825       1,287,062

Net Assets at Beginning of Year                 42,947           858,902         911,079      487,023       1,132,759
                                          ------------      ------------    ------------  -----------     -----------
Net Assets at End of Year                 $    108,387      $    849,764    $  1,200,128  $ 1,693,848    $  2,419,821
                                          ============      ============    ============  ===========     ===========



[FN]
The accompanying notes are an integral part of these financial statements.

                                                       SUNAMERICA
                                           PROFIT SHARING AND RETIREMENT PLAN

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                          FOR THE YEAR ENDED DECEMBER 31, 1997
                                                       (CONTINUED)


                                                            Fidelity          Fidelity      Fidelity      Retirement
                                            Fidelity        Emerging          Emerging       Managed        Money
                                             Asset           Markets           Growth        Income         Market
                                            Manager            Fund            Fund         Portfolio       Portfolio
                                          ------------    --------------  ---------------------------    ------------
Participants' Contributions               $    118,679    $       68,001  $      121,367  $   154,339    $    508,880

Employer's Contributions                        49,327            28,282          43,114       82,964         112,184

Interest & Dividends                            93,268            13,586         102,542      161,914         155,655

Realized Gain (Loss)                            24,709            25,357           2,889        --              --

Unrealized Gain (Loss)                          78,492          (143,514)        (57,054)       --              --

Loan Repayment                                   1,048             1,474             286        3,554          26,602

Transfers Among Funds                         (202,873)          184,824         270,701      (83,508)         49,249
                                          ------------      ------------    ------------   ----------      ----------
Total Additions                                162,650           178,010         483,845      319,263         852,570

Benefit Payments                               (21,301)           (1,794)         (6,764)    (402,378)       (651,338)

Participant Loans                               (7,878)          (12,552)         (2,156)     (23,969)        (91,454)

Administrative Fee                                 (80)           (5,749)            (58)        (494)           (768)
                                          ------------      ------------    ------------  -----------     -----------
Net Change in Net Assets                       133,391           157,915         474,867     (107,578)        109,010

Net Assets at Beginning of Year                862,066           416,044          65,430    2,691,745       2,710,067
                                          ------------      ------------    ------------  -----------     -----------
Net Assets at End of Year                 $    995,457      $    573,959    $    540,297  $ 2,584,167     $ 2,819,077
                                          ============      ============    ============  ===========     ===========



[FN]
The accompanying notes are an integral part of these financial statements.



                                                       SUNAMERICA
                                           PROFIT SHARING AND RETIREMENT PLAN

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                          FOR THE YEAR ENDED DECEMBER 31, 1997
                                                       (CONTINUED)



                                          Participant
                                             Loans           TOTALS
                                          ------------    --------------
Participants' Contributions               $      --       $    5,694,713

Employer's Contributions                         --            1,980,891

Interest & Dividends                             --            3,741,338

Realized Gain (Loss)                             --              953,722

Unrealized Gain (Loss)                           --            6,332,406

Loan Repayment                                 (94,632)           54,279

Transfers Among Funds                            5,916         3,307,716
                                          ------------      ------------
Total Additions                                (88,716)       22,065,065

Benefit Payments                               (31,028)       (4,158,418)

Participant Loans                              515,336            --

Administrative Fee                               --               (8,851)
                                          ------------      ------------
Net Change in Net Assets                       395,592        17,897,796

Net Assets at Beginning of Year                415,496        45,912,345
                                          ------------      ------------
Net Assets at End of Year                 $    811,088      $ 63,810,141
                                          ============      ============



[FN]
The accompanying notes are an integral part of these financial statements.

                                 SUNAMERICA
                     PROFIT SHARING AND RETIREMENT PLAN

NOTE 1 - DESCRIPTION OF THE PLAN
--------------------------------

The following brief description of the SunAmerica Profit Sharing and Retirement Plan (the Plan) is provided for general information purposes. Participants should refer to the Plan document for more complete information.

1. General - The Plan, as established July 1, 1982 and amended January 1, 1987, April 1, 1989, April 4, 1989, April 1, 1993, April 1, 1995,
   September 1, 1995, and November 1, 1996, is a defined contribution plan covering employees of SunAmerica Inc. and its subsidiaries (the "Company"). The Plan is written to be qualified under sections 401(a) and 401(k) of the Internal Revenue Code.

2. Participation - All individuals actively (including part-time employees, except those hired on a temporary basis) employed by the Company are eligible to participate in the Plan (the "Participants") on the first day of the month following completion of three months of service.

3. Contributions - Active Participants in the Plan may contribute from 1% to 10% of their eligible earnings to the Plan on a pretax basis. The Company makes a 100% matching contribution to the account of each Participant who contributes to the Plan, up to 4% of the Participant's eligible earnings. An active Participant may also contribute amounts received from another qualified plan ("Rollover Contributions").

   In addition, at the end of the calendar year, the Board of Directors of the Company may, at its sole discretion, elect to make a contribution (the "Elective Employer Contribution") to the accounts of some or all of the Participants.

4. Vesting - Participants are fully vested in their own contributions to the Plan, Rollover Contributions, Elective Employer Contributions, and all income earned thereon. Participants become vested in employer matching contributions allocated to their accounts in accordance with the following rules:

   a. With respect to employer matching contributions made prior to January 1, 1986, Participants become fully vested upon reaching normal retirement age, becoming permanently disabled, completing 10 years of service, death, Plan termination, or being employed by the Company on or after January 1, 1989.

   b. With respect to employer matching contributions made on or after January 1, 1986, but before January 1, 1989, Participants are fully vested.

   c. With respect to employer matching contributions made on or after January 1, 1989, Participants become fully vested upon reaching normal retirement age, becoming permanently disabled, completing five years of service, death, or Plan termination. In addition, in connection with the reorganization of the Company, employer matching contributions for certain Participants employed by the Company in Atlanta, Georgia became fully vested as a result of the Participant having remained actively employed until their termination by the Company.

   d. With respect to Participants employed by certain subsidiaries on the respective dates such companies were acquired by the Company, the following apply:








                                 SUNAMERICA
                     PROFIT SHARING AND RETIREMENT PLAN

NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)
-------------------------------------------

  i. Financial Service Corporation (FSC) - All FSC Participants are fully vested in employer matching contributions as of November 1, 1997. With respect to employer matching contributions made after November 1, 1997, FSC Participants become fully vested upon reaching normal retirement age, becoming permanently disabled, completing five years of service, death, or Plan termination;

  ii. Imperial Premium Finance (IPF) - All IPF Participants follow the vesting schedule which applies to employer matching contributions made after January 1, 1989. In addition, each IPF Participant has a service start date of December 1, 1994;

  iii. John Alden New York (JANY) - All JANY Participants follow the Company's vesting schedule which applies to employer matching contributions made after January 1, 1989. In addition, each JANY Participant retains his or her original service start date;

  iv. Keogler Investment Advisory, Inc. (Keogler) - All Keogler Participants are fully vested at December 31, 1997.

5. Distribution of Benefits - The normal method of payment to terminated Participants with vested account balances is either a lump sum distribution or direct transfer to outside IRA or qualified plan provider or Fidelity IRA. Other options include Qualified Joint and Survivor Annuity, a Life annuity or an annuity with 10 years certain.

   In-service withdrawals are permitted by Participants suffering a financial hardship. Amounts needed to satisfy the hardship may only be taken from the Participant's pretax contributions and Rollover Contributions. Vested employer matching contributions are not available for hardship withdrawals. Participants withdrawing under the financial hardship provision will be suspended from further contributions to the Plan for a period of one year.

   Employee after-tax contributions to the Plan are eligible for withdrawal at any time. Currently, after-tax contributions are not permitted under the Plan.

6. Participant Loan Program - Actively employed Participants may apply for a loan from their accounts. All loans are subject to the following terms:

   . Loans are permitted only for the purchase of a principal residence (excluding mortgage payments); medical expenses; tuition payments for post-secondary education; prevention of eviction or foreclosure on principal residence; and funeral expenses incurred for a family member.

   . The funds available for loans include Rollover Contributions, pre-tax contributions, after-tax contributions, vested company match, elective employer contributions and account earnings. Elective employer contributions made with shares of SunAmerica common stock are not available for lending.

   . The lesser of the amount of the loan or 50% of the vested account balance is pledged as security for the loan.








                                 SUNAMERICA
                     PROFIT SHARING AND RETIREMENT PLAN

NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)
-------------------------------------------

   . The minimum loan amount is $1,000. The maximum loan amount is the lesser of 50% of the Participant's vested account balance or $50,000 (reduced by any outstanding loan balance and certain other prior loan amounts). Only one loan may be outstanding at any time.

   . Loans must be repaid within five years, unless the loan is for the purchase of principal residence, in which case the maximum loan period is fifteen years. The interest rate is adjusted quarterly, and is the sum of the prime rate published in the Wall Street Journal on the first business day of each quarter, plus one percentage point.

   . Loan payments are made by payroll deductions and are reinvested in the Participant's account according to current investment choices. All loans can be prepaid at any time, provided that the total outstanding balance is repaid in a single lump sum.

   . If employment is terminated with the Company for any reason, any loan outstanding becomes due and payable within 90 days of termination. Any loan that is 90 days overdue is automatically considered in default and is treated as a withdrawal of funds and taxed accordingly.

7. Forfeitures - A Participant who terminates his or her employment with the Company forfeits the unvested value of his or her employer matching contributions and the earnings thereon at the time the first of the following events occurs: 1) the date on which the Participant incurs his first break in service; 2) the date on which the Participant receives a distribution from the Plan; or 3) the date of the Participant's death. However, for Participants who are not vested at the time they terminate employment, employer matching contributions and the earnings thereon are forfeited as soon as administratively possible.

   Forfeitures are used to reduce contributions made by the Company.

8. Investment funds - The administration and investment of the Plan's assets is pursuant to a trust agreement with Fidelity Management Trust Company ("Fidelity" or "the Trustee"). Each Participant directs the investment of contributions made on his or her behalf to one of several fund alternatives.

   The following are the available fund alternatives:

   SunAmerica Common Stock Fund
   ----------------------------
   SunAmerica Common Stock (the "Stock") is considered a growth stock. The value of an investment can go up or down depending on general factors affecting the stock market and specific factors affecting the Company's business. Investment in the Stock does not constitute a diversified investment program or a managed investment, such as a mutual fund, and, therefore, its value and returns may fluctuate more than diversified investment options. Investment in this fund is limited to a maximum of 25% of a Participant's payroll contributions to the Plan. A Participant may not transfer money into this fund from other funds. The Stock currently pays a quarterly cash dividend.

   SunAmerica Small Company Growth Fund
   ------------------------------------
   SunAmerica Small Company Growth Fund is an aggressive growth fund. It seeks long term capital growth by investing primarily in stocks of small, lesser known companies or industries, such as telecommunications, media and biotechnology. Such small cap companies generally have market capitalizations of under $1 billion. The stocks of smaller companies may have more abrupt or erratic price movements than stocks of larger companies. The Fund may also invest in debt securities.





                                SUNAMERICA
                     PROFIT SHARING AND RETIREMENT PLAN


NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)
--------------------------------------------

   Share price and return will vary. Class Z shares are available through the Plan. The Fund is managed by SunAmerica Asset Management Corp. and distributed by SunAmerica Capital Services, Inc.

   SunAmerica Balanced Assets Fund
   -------------------------------
   SunAmerica Balanced Assets Fund is a balanced fund. It tries to provide a combination of capital growth and capital preservation by investing in a broad variety of common and preferred stocks, as well as long-term bonds and other debt securities. The Fund's portfolio may be altered as economic and market trends change. This is known as a "fully-managed" investment policy. The Fund will have at least 25% of its assets in fixed-income securities. Share price and return will vary. Class Z shares are available through the Plan. The Fund is managed by SunAmerica Asset Management Corp. and distributed by SunAmerica Capital Services, Inc.

   Fidelity Magellan Fund
   ----------------------
   Fidelity Magellan Fund is an aggressive growth fund. It seeks long-term capital appreciation. It invests in the stocks of both well-known and lesser-known companies with above-average growth potential and a correspondingly higher level of risk. The fund's share price and return will vary.

   Fidelity Contrafund
   -------------------
   Contrafund is a growth fund. It seeks capital appreciation by investing mainly in the securities of companies whose value is not fully recognized by the public. The fund invests in domestic and foreign common stocks and securities convertible into common stock, but it may purchase other securities that may produce capital appreciation. Investing in undervalued stocks, out of favor stocks or stocks of companies experiencing positive fundamental change can lead to investments in small companies which are not well known. The stock of small companies may be subject to more frequent and greater price changes than other companies. The fund's share price and return will fluctuate.

   Fidelity Equity-Income Fund
   ---------------------------
   Fidelity Equity-Income Fund is a growth and income fund. It seeks a yield that exceeds the composite yield of the S&P 500, and it considers the potential for capital appreciation when selecting fund investments. It invests primarily in common stocks but can also invest in bonds and convertible securities. The fund's share price and return will fluctuate. Dividend amounts will vary.

   Fidelity Growth Company Fund
   ----------------------------
   Fidelity Growth Company Fund is an aggressive growth fund. It seeks long-term capital appreciation. It invests primarily in common stocks and securities convertible into common stocks. It may invest in small, younger companies with an above-average growth potential or larger companies that appear undervalued relative to their potential return. The fund's share price and return will vary.

   Fidelity Investment Grade Bond Fund
   -----------------------------------
   Fidelity Investment Grade Bond Fund is an income fund. It seeks a high rate of current income consistent with reasonable risk. It invests in a broad range of fixed-income securities. The fund also seeks to protect investors' capital as well as to take advantage of opportunities to realize capital appreciation, where appropriate. The fund's share price and return will fluctuate.






                                SUNAMERICA
                     PROFIT SHARING AND RETIREMENT PLAN


NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)
--------------------------------------------

   Fidelity Growth & Income Portfolio
   ----------------------------------
   Fidelity Growth & Income Portfolio is a growth and income fund. It seeks long-term capital growth, current income, and growth of income consistent with reasonable investment risk. It invests in common stocks of companies offering growth of earnings potential while paying current dividends. The portfolio's share price and return will fluctuate. Dividend amounts will vary.

   Fidelity Intermediate Bond Fund
   -------------------------------
   Fidelity Intermediate Bond Fund is an income fund. It seeks a high level of current income. It invests in high and upper-medium grade corporate bonds rated Baa or better with intermediate maturities, mortgage securities, bank obligations, and U.S. government and agency securities. The fund's average portfolio maturity ranges between three and ten years. The fund's share price and return will fluctuate.

   Fidelity Capital & Income Fund
   ------------------------------
   Fidelity Capital & Income Fund is an aggressive income fund. Its goal is to seek current income and capital growth. The fund may invest in any combination of debt and equity securities, but focuses on lower quality debt securities and securities of companies with uncertain financial positions. These investments may provide greater potential for higher earnings but they present comparatively higher risks of untimely payment of principal and interest, default, and greater price volatility, and may present problems as to liquidity and valuation. Shares held less than 365 days will be subject to a 1.5% redemption fee. The fund's share price and return will fluctuate.

   Fidelity Mortgage Securities Portfolio
   --------------------------------------
   Fidelity Mortgage Securities Portfolio is an income fund and seeks a high level of current income consistent with prudent investment risk by investing primarily in mortgage-related securities. These include Ginnie Maes, Fannie Maes, and Freddie Macs. The portfolio's share price and return will fluctuate.

   Fidelity OTC Portfolio
   ----------------------
   Fidelity OTC Portfolio is a growth fund. It seeks long-term capital appreciation by investing primarily in securities traded on the over-the-counter securities market. Securities in which the portfolio may invest include common stocks, preferred stocks, securities convertible into common stocks and debt securities. Companies whose securities trade on the OTC market generally are smaller or newer companies than those on the New York and American Stock Exchanges. These securities may be subject to more abrupt or erratic market movements than securities of larger companies and involve greater investment risk than more well-known companies. The portfolio's share price and return will fluctuate.

   Fidelity U.S. Equity Index Portfolio
   ------------------------------------
   Fidelity U.S. Equity Index Portfolio is a growth and income fund which seeks to provide returns consistent with those of the Standard & Poor's 500 index. This index is comprised of common stocks. Dividend amounts will vary. The portfolio's share price and return will fluctuate.






                                SUNAMERICA
                     PROFIT SHARING AND RETIREMENT PLAN

NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)
--------------------------------------------

   Fidelity Overseas Fund
   ----------------------
   Fidelity Overseas Fund is a broadly diversified fund which seeks long-term growth of capital. It invests mainly in equity securities outside the United States. It may also invest in debt securities of any quality. The performance of the fund depends upon currency values, political and regulatory environment, and overall economic factors in the countries in which the fund invests. The fund's share price and return will vary.

   Fidelity Asset Manager
   ----------------------
   Fidelity Asset Manager is an asset allocation fund. It seeks high total return with reduced risk over the long term by allocating its assets among domestic and foreign equities, bonds and short-term instruments. In order to achieve its investment objective, the fund gradually shifts its assets among and across these groups as market or other conditions change. Dividend amounts will vary. The fund's share price and return will fluctuate.

   Fidelity Emerging Markets Fund
   ------------------------------
   Fidelity Emerging Markets Fund seeks capital appreciation from emerging markets around the world. The Fund emphasizes countries with relatively low gross national product (GNP) per capita compared to the world's major economies, and with the potential for rapid economic growth. Many investments in emerging markets can be considered speculative, and therefore may offer higher potential for gains and losses than the developed markets of the world. Investments in emerging markets can involve significant risks. Share price and return will fluctuate.

   Fidelity Emerging Growth Fund
   -----------------------------
   Fidelity Emerging Growth Fund is a growth mutual fund whose goal is to increase the value of investment over the long term through capital growth. It invests primarily in stocks of small and medium sized developing companies that the fund's manager believes have potential to grow rapidly in earnings of revenues. Such stocks may be subject to abrupt or erratic price changes. A redemption fee of .75% is charged on shares held less than 90 days. Share price and return will vary.

   Fidelity Managed Income Portfolio
   ---------------------------------
   Fidelity Managed Income Portfolio pools the assets of many qualified retirement plans to purchase a portfolio of fixed income investments, primarily consisting of GICs. In addition, for purposes of liquidity, the Portfolio purchases units in one or more money market portfolios which may invest in investments backed by the U.S. government. The GICs are purchased from approved insurance carriers and banks and include Index GICs, whose rate and maturity are reset periodically, and longer-term GICs with fixed rates of interest. The issuer of the contract guarantees the payment of interest and the return of principal at maturity. While the portfolio's return will fluctuate, management will strive to maintain a stable dollar unit value.

   Retirement Money Market Portfolio
   ---------------------------------
   Retirement Money Market Portfolio is a money market fund. It seeks as high a level of current income as is consistent with the preservation of capital and liquidity. It invests in high-quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers. While the portfolio's return will fluctuate, management strives to maintain a stable dollar share price.




                                SUNAMERICA
                     PROFIT SHARING AND RETIREMENT PLAN

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

   Basis of presentation
   ----------------------
   The financial statements of the Plan are prepared on the accrual basis of accounting. Investment income is recorded as earned.

   Expenses
   --------
   Expenses incurred in the administration of the Plan, except for fees related to participant loans, are absorbed by the Company.

   Withdrawals and benefits
   ------------------------
   Withdrawals and benefits are recorded when paid. As of December 31, 1997 and 1996, the account balances of terminated Participants amounted to $8,804,736 and $11,922,285, respectively.

   Investments
   -----------
   Investments are valued at fair market value based upon quoted market prices of the respective funds.

   Income tax status
   -----------------
   Effective December 12, 1996, the Company received a favorable determination letter from the Internal Revenue Service.

   Plan termination
   ----------------
   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100 percent vested in their accounts.





                                                SUNAMERICA
                                    PROFIT SHARING AND RETIREMENT PLAN

                        Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                           AT DECEMBER 31, 1997
                        FUND NAME                     SHARES          COST         MARKET VALUE
      --------------------------------------    -------------     --------------  ----------------
      *SUNAMERICA COMMON STOCK FUND                  191,117      $ 3,146,785     $   8,169,658

      *SUNAMERICA SMALL COMPANY GROWTH FUND           32,107          765,562           728,701

      *SUNAMERICA BALANCED ASSETS FUND                20,399          370,919           349,443

      *FIDELITY MAGELLAN FUND                         95,485        7,208,289         9,096,917

      *FIDELITY CONTRAFUND                            68,808        3,073,139         3,208,330

      *FIDELITY EQUITY-INCOME FUND                   105,291        3,887,205         5,518,328

      *FIDELITY GROWTH COMPANY FUND                  250,435        8,329,118        10,848,574

      *FIDELITY INVESTMENT GRADE BOND FUND           164,388        1,191,476         1,196,767

      *FIDELITY GROWTH & INCOME PORTFOLIO            241,095        6,794,555         9,185,833

      *FIDELITY INTERMEDIATE BOND FUND                89,635          917,540           911,597

      *FIDELITY CAPITAL & INCOME FUND                 10,828          103,132           108,387

      *FIDELITY MORTGAGE SECURITIES PORTFOLIO         77,181          829,994           849,764

      *FIDELITY OTC PORTFOLIO                         35,876        1,189,319         1,200,128

      *FIDELITY U.S. EQUITY INDEX PORTFOLIO           48,421        1,433,824         1,693,848

      *FIDELITY OVERSEAS FUND                         74,363        2,392,809         2,419,821

      *FIDELITY ASSET MANAGER                         54,246          876,277           995,457

      *FIDELITY EMERGING MARKETS FUND                 59,788          706,725           573,959

      *FIDELITY EMERGING GROWTH FUND                  22,755          595,339           540,297

      *FIDELITY MANAGED INCOME PORTFOLIO           2,584,167        2,584,167         2,584,167

      *RETIREMENT MONEY MARKET PORTFOLIO           2,819,077        2,819,077         2,819,077

       PARTICIPANT LOANS                              --               --               811,088
                                                                 ------------     -------------
                  TOTAL                                          $ 49,215,251     $  63,810,141
                                                                 ============     =============
      *Party in Interest



                                                    SUNAMERICA
                                        PROFIT SHARING AND RETIREMENT PLAN

                                  Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                       FOR THE YEAR ENDED DECEMBER 31, 1997




      DESCRIPTION                   NUMBER OF         PURCHASE          SELLING         COST OF            NET
       OF ASSET                    TRANSACTIONS         PRICE            PRICE           ASSET             GAIN
------------------------------   -----------------   --------------   -------------   -------------   --------------
*FIDELITY MAGELLAN FUND                274           $  1,823,273     $  1,642,507     $ 1,374,245    $  268,262

*FIDELITY GROWTH COMPANY FUND          287              3,311,495        2,674,672       2,041,687       632,985

*FIDELITY GROWTH & INCOME PORTFOLIO    288              3,716,027        1,820,809       1,540,090       280,719

*FIDELITY OVERSEAS FUND                255             15,153,925       13,975,863      13,847,408       128,455

*RETIREMENT MONEY MARKET PORTFOLIO     371             17,277,048       17,168,038      17,168,038         --







*Party in Interest














                                   SIGNATURES

   THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 SUNAMERICA PROFIT SHARING AND RETIREMENT PLAN



Date    June 2, 1998             By /s/  SCOTT L. ROBINSON
     -------------------         -------------------------------------------
                                 Scott L. Robinson
                                 Senior Vice President and Controller
                                 and Member of Employee Benefits
                                 Committee of SunAmerica Inc.




































                                     SUNAMERICA NC.



LIST OF EXHIBITS FILED
----------------------

23 Consent of Independent Accountants